Exhibit 21.1

List of Subsidiaries of Lizhan Environmental Corporation

Name	Country of Incorporation

Lizhan Resources Recycling Technology Development Co., Ltd.	Hong Kong
Zhejiang Hongzhan New Material Co., Ltd.	People’s Republic of China
Lizhan Textile (Zhejiang) Co., Ltd.	People’s Republic of China